September 25, 2015

Mr. Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	Woodland Holdings Corporation Registration Statement on Form 10 File No. 000-55401

Dear Mr. Eckstein,

Reference is made to the letter dated September 10, 2015 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of Woodland Holdings Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Registration Statement on Form 10, filed by the Company on March 17, 2015 (the “Registration Statement”).  After our discussions with you and other members of the Staff, we formally withdrew the Registration Statement on May 13, 2015.  After careful consideration of the Staff’s comments, the Company modified the Registration Statement and filed a new Registration Statement on Form 10 on August 14, 2015 (the “August Registration Statement”).

This letter sets forth the Company’s responses to the Staff’s comments to the August Registration Statement. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General, Page 1

1.

This filing will become effective automatically on October 13, 2015, 60 days after the date you initially filed   it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if financial statements are not current or staff comments remain outstanding. If you conclude that you should withdraw your filing, you must file your request for withdrawal before the automatic effectiveness date.

We acknowledge the Staff’s comment and, accordingly, we responded to the Staff’s comment letter within the prescribed ten business day period.  We will wait for further instruction from the Staff or for clearance on the Staff’s comments.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

September 25, 2015

Page | 2

Item 1: Business

2.

We note your response to prior comment 3; however, exhibit 21.1 of CornerWorld Corporation’s Form 10-K filed on March 31, 2015 discloses that TinyDial is a subsidiary of CornerWorld Corporation. Because TinyDial was not previously a direct subsidiary of Woodland Holdings Corp., please explain to us and disclose in your Form 10 the transactions preceding the spin-off that resulted, or will result, in Woodland Holdings Corp. becoming the parent of TinyDial.

We acknowledge the Staff’s comment and, accordingly, we have amended the August Registration Statement which will be filed either contemporaneously with the filing this correspondence or immediately thereafter.   TinyDial, LLC (“TinyDial”) was previously a wholly-owned subsidiary of CornerWorld Corporation (“CWC”).  As noted both on page 2 and page F-6 in the August Registration Statement, CWC will contribute 100% of its ownership of TinyDial stock to the Company effective September 30, 2015 for no consideration as TinyDial has no accounts, no operations and no customers.

Business Segments, page 2

3.

We note you deleted the disclosure that Phone Services and More holds an FCC 214 license. The disclosure appears in CornerWorld’s Form 10-Q for the quarterly period ended March 31, 2015. Please tell us why you are no longer disclosing the existence of this license, which is described as a key asset to your business.

We acknowledge the Staff’s comments and note that we already disclose the fact that both Phone Services and More, LLC and T2 Communications, LLC are competitive local exchange carriers or “CLEC’s.”  Many CLEC’s typically hold FCC 214 licenses and, in fact, T2 Communications, LLC also holds an FCC 214 license, a fact that we never felt merited specific disclosure due to the fact that we effectively are disclosing the license by reporting that both T2 Communications, LLC and Phone Services and More, LLC are CLEC’s.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

September 25, 2015

Page | 3

4.	In accordance with our prior comment 4, please expand your disclosure in the “Overview and Plan of Operation” to provide a more thorough description of your business. You should:

•	provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry;

•	discuss research and development activities with regard to Phone Services and More and T2 Communications; and

•	disclose the importance and duration of the patent held by TinyDial.

We acknowledge the Staff’s comments and note that, in the August Registration Statement, we provided additional information with respect to each of the referenced disclosures.  It should be noted that, several of the Staff’s comments are no longer applicable due to the fact that they related to CornerWorld’s marketing services segment which is no longer subject to the spin-off.  In future filings, CornerWorld will enhance its disclosures to address the Staff’s comments with respect to CornerWorld’s marketing services segment.

Item 2. Financial Information and Management’s discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2014 (audited) to the Year Ended December 31, 2013 (unaudited), page 7

5.

We note your response to prior comment 12. You disclosed in your Form 10 amendment filed on April 10, 2015 that the increase in telecommunications traffic from 2013 to 2014 at one of your largest customers occurred as a result of a new contract. It is unclear why this disclosure is no longer considered material. Please revise your disclosure and file the agreement, or advise.

We acknowledge the Staff’s comment and, in our amended August Registration Statement, we have filed the contract as Exhibit 10.2.  We originally struck the reference to the contract itself because the contract was signed on September 30, 2013 and, accordingly, it is not new.  As we noted in the year over year comparison, we simply started generating carrier access billing (“CABs”) due to new infrastructure that was put in place.  We were always able to generate CABs billing pursuant to the contract, however, prior to 2014, we did not have the infrastructure to do so.  We have revised our disclosure accordingly.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

September 25, 2015

Page | 4

Item 3. Properties, page 9

6.

We note the revisions in response to prior comment 14. The statement that the CEO is the company’s largest shareholder appears inconsistent with the information in your beneficial ownership table. Please reconcile or advise.

We acknowledge the Staff’s comments and clarified our disclosures in Item 3, Properties along with Item 7.  Certain Relationships and Related Transactions and Director Independence and, finally, in Note 8, Related Party Transactions.

Item 6. Executive Compensation, page 12

7.

We note that you deleted the table disclosing the outstanding equity awards at December 31, 2014, consisting of 200,000 shares underlying options held by Mr. McCrea. Please tell us why this disclosure is no longer applicable.

We acknowledge the Staff’s comment and note that the Company does not currently have any stock option plans; the stock options held by Mr. McCrea are for CornerWorld Corporation common stock.   Accordingly, the disclosure is no longer applicable and has been removed.

Executive Employment Agreements, page 12

8.	Please expand this section to clarify Mr. Beck’s role at Woodland. Your current disclosure suggests that Mr. Beck will continue to be employed by another subsidiary of CWC after the spin-off.

We acknowledge the Staff’s comment and have updated our disclosure to reflect that Mr. Beck will continue to be employed by another subsidiary of CWC after the spin-off.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 14

9.

We note that your Form 10 amendment filed on April 10, 2015, contained an audit report of Schumacher & Associates, Inc. with respect to your financial statements for the year ended April 30, 2013. Please tell us what consideration you gave to providing disclosure regarding a change in accountants pursuant to Item 14 of Form 10 and Item 304 of Regulation S-K.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, it is noted that the Board of Directors for both the Company and CornerWorld are identical.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

September 25, 2015

Page | 5

Notes to Consolidated Financial Statements, page F-6

10.

Your disclosure on page 13 states that you have never declared or paid cash dividends on your common stock. Please explain in a footnote disclosure the nature of the line item “Return of capital to shareholder” that is present in each period in your statements of stockholders’ equity on page F-4.

We acknowledge the Staff’s comment and note that, we have amended the August Registration Statement, to fully describe the “Return of Capital to Shareholder” on page F-8 in footnote 2.

Note 3. Discontinued Operations, page F-9

11.

We note the disclosure in Note 3 on page 8 of CornerWorld Corporation’s Form 10-Q for the quarterly period ended June 30, 2015, that the sale of T2’s Michigan based operations were completed on March 31, 2015. Please tell us why this transaction is not reflected in the financial statements of Woodland Holdings. In this regard, we note your disclosure on page 6 that one of the reasons that revenue declined in the six month period ended June 30, 2015 is due to the cessation of services being provided to your Michigan based customers.

We acknowledge the Staff’s comment and note that we have amended the August Registration Statement and have reclassified T2’s Michigan operations to discontinued operations.  In addition, we have modified all appropriate disclosures, footnotes and references accordingly.

Finally, as management of CornerWorld Corporation, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ V. Chase McCrea III
V. Chase McCrea III, CPA Chief Financial Officer CornerWorld Corporation

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240